UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Seanergy Maritime Holdings Corp.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

Y73760400
(CUSIP Number)

Kleanthis Costa Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+30 210 8090429

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,096*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,096*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,096*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 20,779,660 Common Shares stated by the Issuer as being outstanding as at May 13, 2024, in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on May 17, 2024 (the “May 2024 6-K”).

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,096*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,096*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,096*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 20,779,660 Common Shares stated by the Issuer as being outstanding as at May 13, 2024 in its May 2024 6-K.

CUSIP No. Y73760400	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,859,096*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,859,096*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,096*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 20,779,660 Common Shares stated by the Issuer as being outstanding as at May 13, 2024 in its May 2024 6-K.

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on November 24, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on December 5, 2023, Amendment No. 2 to Schedule 13D on December 13, 2023, Amendment No. 3 to Schedule 13D on January 10, 2024, Amendment No. 4 to Schedule 13D on January 26, 2024, Amendment No. 5 to Schedule 13D on March 5, 2024 and Amendment No. 6 to Schedule 13D on May 31, 2024 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.0001 per share (the “Common Shares”), of Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

On June 3, 2024, the Reporting Persons issued a press release, a copy of which is furnished herewith as Exhibit 99.4.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 24, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Complaint, filed in the High Court of the Republic of the Marshall Islands on March 4, 2024*

Exhibit 99.4	Press Release, dated June 3, 2024

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024	SPHINX INVESTMENT CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: June 3, 2024	MARYPORT NAVIGATION CORP.

	By:	Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: June 3, 2024	GEORGE ECONOMOU

	By:	/s/ George Economou
George Economou